Securities & Exchange Commission
Division of Corporation Finance Washington,
D.C. 20549.

FORM RW OF THE SEC
FORM FOR REGISTRATION WITHDRAWAL STATEMENT

COMPANY NAME: ELECTROPREMIUM
4006-W-COMMONWEALTH AVE,
FULLERTON, CA, 92833.
TEL NO: 657-253-8274.
EMAIL: khurramafzal889@gmail.com

Re: Electropremium.
Filed on 18th of August, 2022
Offering Statement on Form S-1
File No: 333-266967 and all its previous
filings of
Amendment No. 7 to Offering Statement on Form S-1/A Filed on August 14,
2020
Amendment No. 6 to Offering Statement on Form S-1/A Filed on August 7,
2020
Amendment No. 5 to Offering Statement on Form S-1/A Filed on July 29,
2020
Amendment No. 4 to Offering Statement on form S-1/A Filed on August 22,
2018
Amendment No. 3 to Offering Statement on Form S-1/A Filed on March 16,
2018
Amendment No. 2 to Offering Statement on Form S-1/A Filed on March 16,
2018
Amendment No. 1 to Offering Statement on Form S-1/A
Filed on March 15, 2018
Offering Statement on Form S-1
Filed on February 27, 2018
File No. 333-223250,
have been withdrawn before already.

To whom it may concern:

Pursuant to Rule 477, under the Securities Act of 1933, Electropremium
hereby requests withdrawal of security filed under the Form S-1 filing,
File No: 333-266967 and File NO: 333-223250, along with all 7 of the
amendments mentioned above.

Since securities and exchange commission has already invalidated the
form s-1 filing, because Electropremium could not find any CPA for
an audited financial statement and could not find an attorney for
an opinion of the legal counsel either.

These s-1 filings, mentioned above, have been withdrawn before and
then the withdrawal was also withdrawn before.

The registration statement has not been declared effective by
the commission. Moreover, no securities were sold or will be sold

under this registration statement.
The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.
Thank you for your time and help.

Dated: 12th of October, 2022.
KHURRAM AFZAL
OWNER, CEO, PRESIDENT.
ELECTROPREMIUM